SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 17)*

Navistar International Corporation
(Name of Issuer)

Common Stock, Par Value $0.10
(Title of Class of Securities)

63934E108
(CUSIP Number)

Andrew Langham, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 17, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 63934E108

1.            NAME OF REPORTING PERSON
High River Limited Partnership

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /
3            SEC USE ONLY

4            SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
3,254,504

8            SHARED VOTING POWER
0

9            SOLE DISPOSITIVE POWER
3,254,504

10            SHARED DISPOSITIVE POWER
0

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,254,504

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.00%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 63934E108

1.            NAME OF REPORTING PERSON
Hopper Investments LLC

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /
3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
3,254,504

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
3,254,504

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,254,504

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.00%

14            TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 63934E108

1.            NAME OF REPORTING PERSON
Barberry Corp.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /
3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
3,254,504

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
3,254,504

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,254,504

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.00%

14            TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 63934E108

1.            NAME OF REPORTING PERSON
Icahn Partners Master Fund LP

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /
3            SEC USE ONLY

4            SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
5,287,439

8            SHARED VOTING POWER
0

9            SOLE DISPOSITIVE POWER
5,287,439

10            SHARED DISPOSITIVE POWER
0

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,287,439

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.49%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 63934E108

1.            NAME OF REPORTING PERSON
Icahn Offshore LP

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /
3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
5,287,439

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
5,287,439

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,287,439

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.49%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 63934E108

1.            NAME OF REPORTING PERSON
Icahn Partners LP

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /
3            SEC USE ONLY

4            SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
7,730,581

8            SHARED VOTING POWER
0

9            SOLE DISPOSITIVE POWER
7,730,581

10            SHARED DISPOSITIVE POWER
0

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,730,581

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.50%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 63934E108

1.            NAME OF REPORTING PERSON
Icahn Onshore LP

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /
3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
7,730,581

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
7,730,581

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,730,581

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.50%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 63934E108

1.            NAME OF REPORTING PERSON
Icahn Capital LP

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /
3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
13,018,020

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
13,018,020

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,018,020

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.99%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 63934E108

1.            NAME OF REPORTING PERSON
IPH GP LLC

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /
3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
13,018,020

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
13,018,020

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,018,020

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.99%

14            TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 63934E108

1.            NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /
3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
13,018,020

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
13,018,020

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,018,020

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.99%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 63934E108

1.            NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /
3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
13,018,020

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
13,018,020

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,018,020

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.99%

14            TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 63934E108

1.            NAME OF REPORTING PERSON
Beckton Corp.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /
3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
13,018,020

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
13,018,020

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,018,020

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.99%

14            TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 63934E108

1            NAME OF REPORTING PERSON
Carl C. Icahn

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /
3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
16,272,524

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
16,272,524

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,272,524

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.99%

14            TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1.  Security and Issuer

This statement constitutes Amendment Number 17 to the Schedule 13D relating to the Common Stock, par value $0.10 (the "Shares"), issued by Navistar International Corporation (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on September 13, 2011 (as amended, the "Schedule 13D"), as amended by Amendment Number 1 to Schedule 13D, filed with the SEC on November 2, 2011, by Amendment Number 2 to the Schedule 13D, filed with the SEC on November 15, 2011, by Amendment Number 3 to the Schedule 13D, filed with the SEC on December 6, 2011, by Amendment Number 4 to the Schedule 13D, filed with the SEC on June 8, 2012, by Amendment Number 5 to the Schedule 13D, filed with the SEC on July 11, 2012, by Amendment Number 6 to the Schedule 13D, filed with the SEC on July 24, 2012, by Amendment Number 7 to the Schedule 13D, filed with the SEC on September 10, 2012, by Amendment Number 8 to the Schedule 13D, filed with the SEC on September 11, 2012, by Amendment Number 9 to the Schedule 13D, filed with the SEC on October 9, 2012, by Amendment Number 10 to the Schedule 13D, filed with the SEC on October 25, 2012, by Amendment Number 11 to the Schedule 13D, filed with the SEC on December 10, 2012, by Amendment Number 12 to the Schedule 13D, filed with the SEC on July 15, 2013, by Amendment Number 13 to the Schedule 13D, filed with the SEC on July 17, 2013, by Amendment Number 14 to the Schedule 13D, filed with the SEC on July 19, 2013, by Amendment Number 15 to the Schedule 13D, filed with the SEC on April 15, 2014, and by Amendment Number 16 to the Schedule 13D, filed with the SEC on June 24, 2014, each on behalf of the Reporting Persons, to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by replacing the first two sentences thereof with the following:

The Reporting Persons hold, in the aggregate, 16,272,524 Shares. The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was approximately $501.9 million (including commissions and premiums).

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 16,272,524 Shares, representing approximately 19.99% of the Issuer's outstanding Shares (based upon the 81,414,738 Shares stated to be outstanding as of November 30, 2014 in the Issuer's Form 10-K filed with the SEC on December 16, 2014).

(b) For purposes of this Schedule 13D:

High River has sole voting power and sole dispositive power with regard to 3,254,504 Shares. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 5,287,439 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 7,730,581 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the "Act") the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

(c) The following table sets forth all transactions with respect to Shares effected during the last sixty (60) days, inclusive of any transactions effected through 5:00 p.m., New York City time, on December 17, 2014. All such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share
High River LP	12/17/2014	387,000.00	29.90

Icahn Partners LP	12/17/2014	923,678.00	29.90

Icahn Partners Master Fund LP	12/17/2014	624,322.00	29.90

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2014

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp., its sole member

By:            /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:            /s/ Sung Hwan Cho
Name: Sung Hwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Schedule 13D – Navistar International Corporation Amendment No. 17]